Nippon Yusen Kabushiki Kaisha
3-2, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-0005, Japan

Letter for Maintenance of Exemption

September 29, 2006

Securities and Exchange Comn
Office of International Corpora
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Re: Nippon Yusen Kabushiki Kaisha – File no. 82-34960

Dear Sirs:

Enclosed are copies of press releases submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. T. Odaka
Division: Investor Relations

Enclosures:
News release;
September 11, 2006 - NYK again selected for Dow Jones Sustainability World Index and FTSE4Good Global Index
September 29, 2006 - NYK approves acquisition of RORO terminals in Belgium

NYK LINE News Release NYK LOGISTICS & MEGACARRIER

Yusen Building 3-2, Marunouchi 2-Chome Chiyoda-ku Tokyo 100-0005, Japan Tel +81-3-3284-5058 http://www.nykline.co.jp prteam@jp.nykline.com

September 29, 2006

NYK approves acquisition of RORO terminals in Belgium

The Board of NYK in Tokyo today approved the takeover of the Belgian RORO terminals in Zeebrugge and Antwerp from PSA.

This decision is in line with NYK's medium term strategy, set-out in the NEW HORIZON 2007 policy document, to improve NYK's port infrastructure to ensure stable marine transportation.

Svein Steimler, Managing Director of NYK Line (Europe) RORO Ltd commented: "This decision means that NYK, already the global leader in RORO transportation, is set to expand the scope of its quality services to customers in RORO terminal operations. After extended and fruitful negotiations with PSA, NYK will continue investing in Belgium, being one of the leading North European export and import corridors.

" We are aiming to continue NYK's policy of building state-of-the-art RORO terminal facilities, in terms of quality and systems, to meet the expectations of our customer base and to continue our proactive approach towards the handling and transportation of cars and other rolling cargo."

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.

File No.: 82-34960

NYK LINE News Release NYK LOGISTICS & MEGACARRIER

Yusen Building 3-2, Marunouchi 2-Chome Chiyoda-ku Tokyo 100-0005 Japan Tel +81-3-3284-5058 http://www.nykline.co.jp prteam@jp.nykline.com

September 11, 2006

NYK Again Selected for Dow Jones Sustainability World Index and FTSE4Good Global Index

Nippon Yusen Kaisha (NYK) has once again been selected for the Dow Jones Sustainability World Index (DJSI World) and the FTSE4Good Global Index, the two major indexes for socially responsible investment (SRI). NYK has been a part of both of these indexes for the past four years.

The DJSI World is a global stock index for SRI, developed jointly by Dow Jones & Company, a U.S.-based publisher of business and financial news and information, and the SAM Group, a Swiss-based company that conducts assessments on corporate sustainability. The FTSE4Good Global Index was launched by FTSE, an independent, UK-based index company that was originally a joint venture between the Financial Times and the London Stock Exchange.

Both indexes are regarded as important benchmarks for investors who are concerned about corporate social responsibility and corporate sustainability. In addition, because the companies selected for these indexes are included in the portfolios of SRI funds and environmental investment funds, these indexes attract the attention of global investors.

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.